Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108446

Prospectus Supplement dated May 26, 2009
(To Prospectus dated October 23, 2006, as supplemented by the Prospectus Supplement dated June 16, 2008)

Xcel Energy Inc.

To Persons Eligible to Participate in Xcel Energy Inc.’s Dividend Reinvestment and Cash Payment Plan

This is a prospectus supplement to the Prospectus dated October 23, 2006, as supplemented by the prospectus supplement dated June 16, 2008 (the “Prospectus”), which relates to Xcel Energy Inc.’s Dividend Reinvestment and Cash Payment Plan (the “Plan”).

Change of Agent

Xcel Energy Inc. (“Xcel Energy”) appointed Wells Fargo Bank, N.A. as its new Transfer Agent, Registrar, Dividend Disbursing Agent, and Agent of the Plan (the “Agent”), effective May 26, 2009.  Wells Fargo Bank, N.A. replaces BNY Mellon Shareowner Services as Agent of the Plan.  As a result, all references in the Prospectus to The Bank of New York or BNY Mellon Shareowner Services are changed to Wells Fargo Bank, N.A.  Contact information for the new Agent is included below.

Inquiries about the Plan or your participation in the Plan

For information about the Plan, your participation in the Plan or shares in your account, you can contact the Agent in any of the following ways:

By telephone

For Xcel Energy shareholder service, including the sale of shares:

(877) 778-6786 or (651) 450-4064 (for Participants outside of the United States).

Customer service representatives are available from 7:00 A.M. to 7:00 P.M. Central Time, Monday through Friday. The interactive voice response is available 24 hours a day, 7 days per week.

By Internet

For Plan Prospectus, enrollment, requests to sell, other inquiries or forms or requests to initiate certain account transactions: www.shareowneronline.com

To sign up and establish a Username and Password, you will need your 10-digit Wells Fargo Account Number. To activate your account, go to www.shareowneronline.com and click “First Time Visitor Sign On”, then click “Continue”. Follow the instructions to enroll using the “First Time Sign On” page. Once you have successfully signed up, you will be able to access your account immediately. You will receive written confirmation by mail that your account has been activated for online access. Accounts that are registered in the name of an Investment Club, Corporation, or Partnership will not be allowed online access (Please note: additional access restrictions may apply).

By mail	For inquiries regarding the Plan, including optional cash investments, sales, transfers, deposits or withdrawals:

Please be sure to include Xcel Energy and your account number	Wells Fargo Shareowner Services P.O. Box 64856 St. Paul, MN 55164-0856	or	For Certified/Overnight Mail Wells Fargo Shareowner Services 161 North Concord Exchange South St. Paul, MN 55075-1139

Additional Changes to the Plan

Also, effective May 26, 2009 and in conjunction with the appointment of the Agent, several changes were made to the Plan.  First, all references in the Plan related to the Enrollment Authorization Card shall be amended to refer to a DRIP Authorization Card. Second, each Participant’s account will be credited with the number of shares, including fractions computed to three decimal places, rather than four decimal places, equal to the total amount invested by the Participant (less applicable fees) divided by the purchase price per share.  Third, any cash investments made by an EFT or check drawn on a U.S. bank shall be made payable to “Shareowner Services.”  Participants will be charged a $25.00 return fee on any unpaid returned checks.

Liability

In addition, the section of the Prospectus entitled “Liability” is amended in its entirety to read as follows:

“In administering the Plan, neither Xcel Energy Inc., the Agent nor any independent agent is liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a Participant’s account upon such Participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which shares are purchased or sold, or (iii) as to the value of the shares acquired for  Participants.  Selling Participants should be aware that the share price of Xcel Energy Inc. common stock may fall or rise during the period between a request for sale, its receipt by Wells Fargo, and the ultimate sale in the open market.  You should evaluate these possibilities while deciding whether and when to sell any shares through the Plan.  The price risk will be borne solely by you.

Wells Fargo Shareowner Services as the Agent is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of common stock by Plan Participants.  The Agent will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the Participant.   The Agent is acting solely as agent of the Company and owes no duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, shall be read into this Plan.  The Agent undertakes to perform such duties and only such duties as are expressly set forth herein to be performed by it and no implied covenants or obligations shall be read into this Plan against the Agent or the Company.  In the absence of negligence or willful misconduct on its part, the Agent, whether acting directly or through agents or attorneys, shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder.  In no event shall the Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

        The Agent shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.  The Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God, earthquakes, fires, floods, wars, civil or military disturbances, sabotage, epidemics, riots, interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services, accidents, labor disputes, acts of civil or military authority or governmental actions; it being understood that the Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Shares are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by, Wells Fargo Bank, N.A., and are subject to investment risks, including possible loss of principal amount invested. Wells Fargo Bank, N.A. and Xcel Energy Inc. provide no advice and make no recommendations with respect to purchasing or selling shares of Xcel Energy Inc. Any decision to purchase or sell must be made by each individual Participant based on his or her own research and judgment. Nothing herein shall be deemed to constitute an offer to sell or a solicitation to buy share(s) of Xcel Energy Inc.”

For questions regarding these changes or any other matters relating to the Plan or your account, please contact the Agent at the address or telephone number listed above.

This letter constitutes part of your Prospectus for the Plan and we suggest that you retain it for future reference.